SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On February 14, 2014, DHT Holdings, Inc. (the “Company”) announced that the Company has entered into firm contracts to construct three very large crude carriers at Hyundai Heavy Industries Co., Ltd. in South Korea with a contract price of $97.3 million each, including $2.3 million in additions and upgrades to the standard specification.

A copy of the Company’s press release is attached hereto as Exhibit 99.1, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.1 is the Shipbuilding Contract, Hull No. 2781, between the Company and Hyundai Heavy Industries Co., Ltd., dated February 14, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.2 is the Shipbuilding Contract, Hull No. 2782, between the Company and Hyundai Heavy Industries Co., Ltd., dated February 14, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.3 is the Shipbuilding Contract, Hull No. 2783, between the Company and Hyundai Heavy Industries Co., Ltd., dated February 14, 2014, and it is incorporated herein by reference.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-192959.

EXHIBIT LIST

Exhibit	Description
10.1	Shipbuilding Contract, Hull No. 2781, between DHT Holdings, Inc. and Hyundai Heavy Industries Co., Ltd., dated as of February 14, 2014
10.2	Shipbuilding Contract, Hull No. 2782, between DHT Holdings, Inc. and Hyundai Heavy Industries Co., Ltd., dated as of February 14, 2014
10.3	Shipbuilding Contract, Hull No. 2783, between DHT Holdings, Inc. and Hyundai Heavy Industries Co., Ltd., dated as of February 14, 2014
99.1	Press release dated February 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 18, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer